SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29826]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

September 30, 2011

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of September 2011. A copy of each application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090.

An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on October 25, 2011, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-8010.

Hartford Income Shares Fund Inc. [File No. 811-2281]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 22, 2010, applicant transferred its assets to Rivus Bond Fund, based on net asset value. Expenses of approximately $834,811 incurred in connection with the reorganization were paid by Cutwater Asset Management Corp., investment adviser for the acquiring fund, and Hartford Investment Financial Services, LLC, applicant's investment adviser.

Filing Dates: The application was filed on August 10, 2011, and amended on September 21, 2011.

Applicant's Address: P.O. Box 2999, Hartford, CT 06104-2999.

Columbia Funds Series Trust A [File No. 811-21862]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 28, 2010, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $69,450 incurred in connection with the liquidation were paid by Columbia Management Investment Advisers, LLC, applicant's investment adviser.

Filing Date: The application was filed on September 12, 2011.

Applicant's Address: 225 Franklin St., Boston, MA 02110.

Oppenheimer Baring SMA International Fund [File No. 811-21915]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On February 9, 2011, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on September 1, 2011.

Applicant's Address: 6803 S. Tucson Way, Centennial, CO 80112.

Blankinship Funds Inc. [File No. 811-21387]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 21, 2011, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Dates: The application was filed on July 22, 2011, and amended on September 2, 2011.

Applicant's Address: 1210 S. Huntress Ct., McLean, VA 22102.

650 High Income Fund, Inc. [File No. 811-7359]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 22, 2011, applicant made a final liquidating distribution to its shareholders, based on net asset value. Distributions payable to unlocated shareholders are being held by American Stock Transfer & Trust Company. Any unclaimed funds will eventually escheat to the various states. Expenses of $170,147 incurred in connection with the liquidation were paid by applicant. Expenses in the amount of $297,816 have been accrued, but have not yet been paid in full. Applicant has placed $250,000 in cash in a reserve account to cover an insurance policy deductible for its officers and directors, which amount is included in applicant's accrued but unpaid expenses. Any amounts remaining from the reserve account would eventually be distributed to applicant's shareholders.

Filing Dates: The application was filed on April 28, 2011, and amended on July 1, 2011 and August 29, 2011.

Applicant's Address: 650 Madison Ave., 19th Floor, New York, NY 10022.

Separate Account VA GG [811-22477]

Summary: The Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company based on abandonment of registration. The Applicant has no policyholders. Transamerica Life Insurance Company, as the Applicant's depositor, has determined that the Applicant should be deregistered inasmuch as it is not engaged in or intending to engage in any business activities other than those necessary for winding up its affairs.

Filing Date: The application was filed on August 26, 2011.

Applicant's Address: Separate Account VA GG, Transamerica Life Insurance Company, 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499-0001.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary